Glasgal Communications, Inc.
                                20C Commerce Way
                            Totowa, New Jersey 07512


January 5, 1998

VIA ELECTRONIC FILING

James M. Daly
Elliot Staffin
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3-5
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

                  Re:      Glasgal Communications, Inc.
                           Registration Statement on Form S-1 filed on
                           November 12, 1997 File No. 333-39985
                           -------------------------------------------


Dear Messrs. Daly and Staffin:

                  Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), Glasgal Communications, Inc. (the "Registrant") hereby respectfully makes application to the Securities and Exchange Commission (the "Commission") for withdrawal of the above referenced Registration Statement, with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Registration Statement (the "Registration Statement") was filed through the Commission's Electronic Data Gathering, Analysis and Retrieval system ("EDGAR") on November 12, 1997.

                  The Registration Statement was filed in connection with a proposed public offering of the Registrant's Common Stock. The reason for the request to withdraw the Registration Statement is that due to current market conditions, the offering has been postponed indefinitely. Management of the Registration believes that, since the purpose for which the Registration Statement was originally filed has been eliminated, withdrawal of the Registration Statement is appropriate. The Registrant confirms that no securities have been issued or sold pursuant to the Registration Statement. The filing fee for the Registration Statement was wire transferred to the Commission at the time of the initial filing and the Registrant understands that such fees will not be returned to it.

                  Please feel free to call the undersigned (201-890-4800) or Robert H. Friedman (212-753-7200) or Jeffrey S. Spindler (212- 753-7200) of Olshan Grundman Frome & Rosenzweig LLP, counsel to the Registrant, if you have any questions or comments.

                                                  Sincerely,



                                                  /s/ James M. Caci
                                                  -----------------------------
                                                  James M. Caci
                                                  Chief Financial Officer


cc:      Robert H. Friedman, Esq.
         Jeffrey S. Spindler, Esq.

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